Exhibit 99.25

NOT FOR DISSEMINATION IN THE UNITED STATES OR TO UNITED STATES NEWSWIRES

Applied Inventions Management Corp. and Acreage Holdings Announce Proposed Reverse Takeover

TORONTO and NEW YORK CITY - September 21, 2018 - Applied Inventions Management Corp. (“Applied”) and High Street Capital Partners, LLC (d/b/a Acreage Holdings) (“Acreage Holdings”), one of the United States’ largest vertically integrated U.S. cannabis companies, announced today that they have entered into a definitive business combination agreement (the “Combination Agreement”) pursuant to which, among other things, Acreage Holdings will complete a reverse take-over of Applied (the “Proposed Transaction”) and the securityholders of Acreage Holdings will hold substantially all of the outstanding securities of Applied following the Proposed Transaction (the “Resulting Issuer”).

“Following an extensive review of strategic options, we believe an RTO best positions our company to maximize the large footprint, operational depth and powerful consumer brands that we are building,” said Acreage Holdings Founder and Chief Executive Officer, Kevin Murphy. “Accessing the capital markets will provide us additional financial resources to continue innovating, bringing consumers safe, predictable cannabis products, and providing them an exemplary customer experience.”

Details of the Proposed Transaction

Pursuant to the Combination Agreement, and upon the satisfaction or waiver of the conditions set out therein, the following, among other things, will be completed in connection with the consummation of the Proposed Transaction:

•	Applied will continue from the Province of Ontario into the Province of British Columbia and will: (i) subdivide its existing Class B multiple voting shares (the “Class B Multiple Voting Shares”) on the basis of one and one-half (1.5) Class B Multiple Voting Shares for each Class B Multiple Voting Share issued and outstanding immediately prior thereto; (ii) consolidate its issued and outstanding Class A subordinate voting shares (“Applied Class A Subordinate Voting Shares”) such that Acreage Holdings units are ultimately exchanged on a 1:1 basis for Resulting Issuer subordinated voting shares pursuant to the Proposed Transaction (the “Consolidation”); (iii) approve the adoption of Articles under the Business Corporations Act (British Columbia) which will effect the amendment of Applied’s existing Articles to (A) amend the terms of the Applied Class A Subordinate Voting Shares such that they will have special rights and restrictions and be renamed “Class A Subordinate Voting Shares”; (B) create a new class of shares consisting of an unlimited number of “Class B Proportionate Voting Shares” having special rights and restrictions; (C) create a new class of shares consisting of an unlimited number of “Class C Multiple Voting Shares” having special rights and restrictions; (D) amend the terms of the existing Class B Multiple Voting Shares such that they will have the same special rights and restrictions as the Class A Subordinate Voting Shares pursuant to (A) above; and (E) delete the Corporation’s Class C preference shares in their entirety; (iv) change its name to Acreage Holdings, Inc.; (v) appoint MNP LLP as auditors of Resulting Issuer; (vi) approve a new equity compensation plan; and (vii) change its financial year end to December 31 (collectively, all of the foregoing are referred to as the “Shareholder Approval Matters”);

•	holders of outstanding Acreage Holdings convertible debt will convert such indebtedness into Acreage Holdings units;

•	certain Acreage Holdings unit holders (including the holders of Acreage Holdings convertible debt) will exchange their units of Acreage Holdings for Class A Subordinate Voting Shares, Class B Proportionate Voting Shares and/or Class C Multiple Voting Shares of the Resulting Issuer;

•	all outstanding Acreage Holdings warrants will be amended for warrants of the Resulting Issuer; and

•	the board of directors and management of the Resulting Issuer will be replaced with nominees of Acreage Holdings.

Following the completion of the Proposed Transaction, Mr. Kevin Murphy, the Chief Executive Officer of Acreage Holdings and the anticipated Chief Executive Officer of the Resulting Issuer will own all of the outstanding Class C Multiple Voting Shares of Acreage Holdings, Inc., which is anticipated to represent up to approximately 86.2% of the total votes ascribed to all of the Resulting Issuer’s outstanding shares.

The Proposed Transaction is expected to close in November of 2018 and is subject to the conditions set out in the Combination Agreement, including obtaining the requisite approval of Acreage Holdings’ and Applied’s securityholders. Acreage Holdings and Michael Stein, the President and Chief Executive Officer of Applied and the holder of 20,337 Class A Subordinate Voting Shares and 7,637,678 Class B Multiple Voting Shares, have entered into a lock-up agreement, which provides that, among other things, Mr. Stein will vote all of his securities in favour of the Shareholder Approval Matters and will take all steps reasonably requested by Acreage Holdings to facilitate the completion of the Proposed Transaction.

Acreage Holdings currently intends to complete a concurrent private placement (the “Acreage Financing”) of subscription receipts (the “Acreage Subscription Receipts”) through a special purpose vehicle to accredited investors. Acreage Holdings has engaged Canaccord Genuity LLC, a leading Canadian independent investment dealer, to act as lead agent and sole bookrunner in connection with the Acreage Financing. The Acreage Subscription Receipts are proposed to ultimately be exchanged, upon the satisfaction of certain conditions, for Resulting Issuer Class A Subordinate Voting Shares in connection with the Proposed Transaction on a one-for-one (post- Consolidation) basis.

Pursuant to the Proposed Transaction, the Applied securityholders immediately prior to the completion of the Proposed Transaction will hold post-Consolidation Applied Class A Subordinate Voting Shares with a value, based on the Acreage Financing price, of CAD$1.5 million. Further details of the Proposed Transaction will be included in disclosure documents (which will include business and financial information in respect of Acreage Holdings) to be filed by Applied in connection with the Proposed Transaction. It is anticipated that a special shareholders’ meeting of Applied to approve, among other matters, the Shareholder Approval Matters and any other necessary matters in connection with the Proposed Transaction, will take place on November 6, 2018.

Management and Organization

Following the closing of the Proposed Transaction, the Resulting Issuer will be led by Kevin Murphy, Chief Executive Officer and Chairman of the Board, George Allen, President and Glen Leibowitz, Chief Financial Officer. The Resulting Issuer’s board of directors (the “Board”) is expected to be comprised of six representatives, all of whom will be nominated by Acreage Holdings. In addition to Mr. Murphy, Board seats will be filled by current Acreage Holdings Board of Advisors members, former Speaker of the U.S. House of Representatives, John Boehner and former Massachusetts Governor, Bill Weld.

Listing

An application has been made to list the Resulting Issuer’s subordinate voting shares on the Canadian Securities Exchange (the “Exchange”) upon completion of the Proposed Transaction. The listing will be subject to satisfying all of the Exchange’s initial listing requirements.

About Acreage Holdings

Acreage Holdings is a vertically integrated, multi-state owner of cannabis licenses and assets in states where either medical and/or adult use of cannabis is legal. Headquartered in New York, Acreage Holdings owns or operates cultivation, processing and dispensary operations and has one of the largest footprints of any cannabis company in the U.S. Acreage Holdings is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience.

For further information please contact:

Applied Inventions Management Corp.

Michael Stein, President & CEO
Telephone: (416) 410-7722
michael.stein@rogers.com

Acreage Holdings

Communications Contact:	Company Contact:
Lewis Goldberg / Jon Goldberg	Howard Schacter
KCSA Strategic Communications	Head of Communications
212-896-1282	917-579-0727
Acreage@kcsa.com	h.schacter@acreageholdings.com

As noted above, completion of the Proposed Transaction is subject to a number of conditions, including but not limited to the Subordinate Voting Shares of the Resulting Issuer listing on the Canadian Securities Exchange; however, there can be no assurance that the Proposed Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular of Applied or the listing statement of the Resulting Issuer to be prepared in connection with the Proposed Transaction, any information released or received with respect to the Proposed Transaction may not be accurate or complete and should not be relied upon.

Neither the Canadian Securities Exchange nor any securities regulatory authority has in any way passed upon the merits of the Proposed Transaction nor accepts responsibility for the adequacy or accuracy of this news release.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities under the Acreage Financing in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Applied’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Applied’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. The forward-looking information and forward-looking statements contained herein may include, but are not limited to, information concerning the Proposed Transaction and the Acreage Financing, expectations regarding whether the Proposed Transaction will be consummated, including whether conditions to the consummation of the Proposed Transaction will be satisfied, the timing for holding the annual general and special meeting of shareholders of Applied and the timing for completing the Proposed Transaction, expectations for the effects of the Proposed Transaction or the ability of the combined company to successfully achieve business objectives, expectations regarding whether the Acreage Financing will be consummated, and expectations for other economic, business, and/or competitive factors.

By identifying such information and statements in this manner, Applied is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Applied to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, Applied has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward- looking information and statements are the following: the ability to consummate the Proposed Transaction and the Acreage Financing; the ability to obtain requisite regulatory and securityholder approvals and the satisfaction of other conditions to the consummation of the Proposed Transaction on the proposed terms and schedule; the ability to satisfy the conditions to the consummation of the Acreage Financing or to the conversion of the Acreage Subscription Receipts; the potential impact of the announcement or consummation of the Proposed Transaction on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Proposed Transaction and the Acreage Financing. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

Although Applied believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Applied does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to Applied or persons acting on its behalf is expressly qualified in its entirety by this notice.

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